
April 9, 2014

<u>Via E-mail</u>
Eric C. Apfelbach
President and Chief Executive Officer
ZBB Energy Corporation
N93 W14475 Whittaker Way
Menomonee Falls, WI 53051

>   **Re: ZBB Energy Corporation**
>   **Registration Statement on Form S-3**
>   **Filed March 20, 2014**
>   **File No. 333-194706**

Dear Mr. Apfelbach:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that all outstanding comments, including those in our March 14, 2014 letter regarding your request for confidential treatment with regard to certain to exhibits to your Quarterly Report on Form 10-Q for the period ended December 31, 2013, and any subsequent comments regarding the same, must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

2. We note that you appear to have relied on General Instruction I.B.1 to Form S-3, regarding primary offerings by certain registrants. Please provide us with a detailed analysis of your eligibility to rely on this Instruction, or provide us with an analysis of the alternate basis on which you believe you are eligible to register this transaction on Form S-3.

Item 16. Exhibits, page II-2

Exhibit 5.1

3. We note that counsel's opinion contains significant assumptions regarding the future issuance of the securities being registered. Please confirm that each time a takedown occurs you will file an unqualified opinion that omits all these assumptions. Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Mark R. Busch, Esq.